UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
Name:	Junji Kobayashi
Title:	Senior Manager

Date: June 6, 2019

(Translation only)
Securities Identification Code: 6770
June 6, 2019
To Our Shareholders,
1-7, Yukigaya-Otsukamachi, Ota-ku, Tokyo 145-8501
ALPS ALPINE CO., LTD.
Toshihiro Kuriyama
Representative Director, President & CEO

Notice of Convocation of the 86th Ordinary General Meeting of Shareholders

You are cordially invited to attend the 86th Ordinary General Meeting of Shareholders to be held at the time and venue as described below.

If you are unable to attend the meeting, you are kindly requested to refer to “4. Matters Decided upon Convocation” below and to exercise your voting rights no later than 5:00 p.m. on Thursday, June 20, 2019.

Yours faithfully,
Toshihiro Kuriyama
Representative Director, President & CEO

Meeting Agenda
1.	Date and Time:	Friday, June 21, 2019, at 10:00 a.m.
(The reception desk will open at 9:00 a.m.)
2.	Location:	ALPS ALPINE CO., LTD. Headquarters the Hall on the Ground Floor 1-7, Yukigaya-Otsukamachi, Ota-ku, Tokyo (Please refer to the attached map, in Japanese only)
3.	Purpose of the Meeting:
Matters to be reported:

1.   The Business Report, the Consolidated Financial Statements, the Audit Reports of the Consolidated Financial Statements by        Accounting Auditor and the Audit and Supervisory Committee for the 86th fiscal year (from April 1, 2018 to March 31, 2019)

2. The Non-Consolidated Financial Statements for the 86th fiscal year (from April 1, 2018 to March 31, 2019)

Matters to be resolved:
Proposal 1	Approval of the Proposed Appropriation of Surplus
Proposal 2	Election of Six (6) Directors (excluding Directors who are Members of Audit and Supervisory Committee)
Proposal 3	Election of One (1) Director who is a Member of Audit and Supervisory Committee
Proposal 4	Determination of Compensation of Directors (excluding Outside Directors and Directors who are Members of Audit and Supervisory Committee) for Granting Restricted Shares
Proposal 5	Revision of Compensation of Directors who are Members of Audit and Supervisory Committee

4.	Matters Decided upon Convocation
Please refer to “Information on Exercise of Voting Rights” presented on pages 3 and 4.

5.	Regarding the Internet Disclosure

“Consolidated Statement of Changes in Equity,” “Notes to the Consolidated Financial Statements,” “Non-Consolidated Statement of Changes in Equity,” and “Notes to the Non-Consolidated Financial Statements” as attached hereto are posted on the Company’s website (https://www.alpsalpine.com/e/) under all related laws and Article 15 of the Articles of Incorporation of the Company.

The attachments hereto include only a portion of the Consolidated Financial Statements or other statements that were audited by the Audit and Supervisory Committee or the accounting auditor, in producing the audit reports. (Japanese only)

Notes to the attendees to the General Meeting:
1)	You are kindly requested to present the enclosed Voting Rights Exercise Form at the reception desk on arrival to the meeting.
2)	Please be aware that non-shareholders such as people accompanied by shareholders and children will not be permitted to attend the meeting.
3)	The venue is expected to be very crowded just before the meeting begins. In addition, if the main venue is full, you will be shown to an alternative meeting hall in sequence. You are advised to arrive at the venue in good time.
4)	For shareholders’ convenience, the Company discloses the content of the Notice of Convocation via Tokyo Stock Exchange, Inc. and the Company website before sending it to shareholders.

[Information on Exercise of Voting Rights]
Please exercise your voting rights after reviewing the Reference Document for the General Meeting of Shareholders on pages 5 to 30.
You may exercise your voting rights by one of the following three methods.

A:   Exercise of Voting Rights via attending the General Meeting of Shareholders:
Please hand in the enclosed “Voting Rights Exercise Form” at the reception desk at the place of the shareholders’ meeting.
In addition, please bring this Notice of Convocation of the 86th Ordinary General Meeting of Shareholders.

B:   Exercise of Voting Rights via Postal Mail:
Please indicate your approval or disapproval of each item on the agenda on the enclosed “Voting Rights Exercise Form,” and return the completed form so that it reaches us without fail by 5:00 p.m., Thursday, June 20, 2019.

C:   Exercise of Voting Rights via the Internet:
Please access the website designated by the Company for the exercise of voting rights (https://evote.tr.mufg.jp/), enter and send your approval or disapproval of each item on the agenda without fail by 5:00 p.m., Thursday, June 20, 2019.
For details, please see the following page.

If you exercise your voting rights more than once via both postal mail and the Internet, then only the vote cast via the Internet shall be deemed valid.
In addition, if you cast your vote via the Internet multiple times, then only the last vote cast shall be deemed valid. If you cast your vote via the Internet more than once, using a personal computer, a smartphone and/or a mobile phone, then only the last vote cast shall be deemed valid.
If you attend the meeting in person, you do not need to follow the procedures for the exercise of voting rights via postal mail (sending the “Voting Rights Exercise Form”) or via the Internet.
If you are unable to attend the General Meeting of Shareholders, you may appoint another shareholder with voting rights to attend as your proxy. In this case, a document evidencing the right of representation shall be submitted.

If revisions to the contents of the “Reference Document for the General Meeting of Shareholders,” the “Business Reports,” the “Non-Consolidated Financial Statements” and the “Consolidated Financial Statements” are required, the Company shall publish a notification on the Company’s website at the following URL:

https://www.alpsalpine.com/j/ (Japanese only)

[Information on Exercise of Voting Rights via the Internet]

How to use the QR code
You can log in the website for the exercise of voting rights without entering the login ID and temporary password stated on the auxiliary form of the Voting Rights Exercise Form.
1.	Please use the QR code shown on the auxiliary form of the Voting Rights Exercise Form (on the right side).
*QR Code is a registered trademark of DENSO WAVE INCORPORATED
2.	After this, please follow the instructions on the screen and enter your approval or disapproval.

Login with the QR code is only possible once.
If you wish to vote again, or exercise your voting rights without using the QR code, please see “How to enter your login ID and temporary password” below.

How to enter your login ID and temporary password
Website for the exercise of voting rights:          https://evote.tr.mufg.jp/
1. Please access the website for the exercise of voting rights
2. Please enter the login ID and temporary password stated on the Voting Rights Exercise Form and click
3. Please register a new password
4. After this, please follow the instructions on the screen and enter your approval or disapproval.

If you have any queries about the exercise of voting rights via the Internet when using a PC, smartphone or mobile device,
please contact the help desk on the telephone number shown below.
Help Desk, Transfer Agent Department
Mitsubishi UFJ Trust and Banking Corporation
0120-173-027
(Toll free only within Japan; 9:00 to 21:00 (Japan Time))

Institutional investors can use the electronic voting platform for institutional investors operated by ICJ, Inc.

Reference Document for the General Meeting of Shareholders

Proposal 1 Approval of the Proposed Appropriation of Surplus

With regard to paying a year-end dividend in the current fiscal year, by comprehensively taking into consideration factors such as performance trends, financial position, and shareholder expectations for dividends in accordance with the basic policy on shareholder returns, the Company would like to propose dividends as described below.

Matters concerning year-end dividends
(1) Type of dividend
Dividends shall be paid in cash.
(2) Allocation and the total amount of dividends

The Company proposes to pay a dividend of 25 yen per share of the Company’s common stock. Please note that, if approved, the total amount of dividends will be 5,275,424,225 yen. This would result in an interim dividend of 25 yen per share and an annual dividend of 50 yen per share, for a dividend increase of 13 yen per share year on year.

(3) Effective date of the dividend payment from surplus Monday, June 24, 2019

Reference:
1.	Basic policy on shareholder returns
The Company decides distributions of earnings generated by its business activities based on the consolidated performance of the electronic components and automotive infotainment segments, with a balance among (i) returning profits to shareholders, (ii) research and development and capital investment for future business expansion and improvements in competitiveness, and (iii) retained earnings. The objective of the Company is to ensure a sound financial base to maintain a domestic “A” credit rating, and to achieve its capital policy with the aim of maintaining its financial targets for profit indicators such as ROE over the period of its medium-term business plan in accordance with the business targets outlined in the relevant plan. The Company further aims to acquire and secure management resources to enhance competitiveness for the purpose of sustainable growth. In addition, the Company will strive to maintain a financial position that enables it to respond to unforeseen situations, such as sudden economic crises or natural disasters.
Then, while maintaining a balance between investment for growth and improvement of capital efficiency, the policies are: (i) in principle, to achieve a total return ratio of 30% of consolidated net income; and (ii) to secure a total return ratio of 50% for the three-year period from FY2019 to FY2021.

2.	Acquisition of treasury shares
The Company implemented market purchase of treasury shares with the aim of responding to dilution due to the business integration and share exchange between the Company and Alpine Electronics, Inc., and improving capital efficiency after the integration. The planned acquisition period was January 30 to June 28, 2019, with a maximum number of shares that can be acquired of 20 million and a maximum acquisition amount of 28,400 million yen. The share acquisition was completed on May 16, 2019.
In addition, as part of its shareholder return policy to set a total return ratio of 50% over the three-year period from FY2019 to FY2021, the Company plans to purchase treasury shares via market purchases. The acquisition period is July 1, 2019 to March 31, 2020, with a maximum number of shares that can be acquired of 5.5 million and a maximum acquisition amount of 7,500 million yen.

Proposal 2	Election of Six (6) Directors (excluding Directors who are Members of Audit and Supervisory Committee)

The terms of office of all six current Directors (excluding Directors who are Members of Audit and Supervisory Committee) will expire at the close of this General Meeting of Shareholders, in accordance with Article 21 of the Articles of Incorporation. Accordingly, the Company proposes the election of six Directors (excluding Directors who are Members of Audit and Supervisory Committee), including one Outside Director.

The candidates for Directors (excluding Directors who are Members of Audit and Supervisory Committee) are as follows: In addition, the Company determines each candidate in accordance with the “ALPS ALPINE CO., LTD. Criteria for Election of Directors” described on pages 20 to 21, after receiving the opinion and advice of the Nomination and Remuneration Advisory Committee. In our assessment, each of the candidates meets these criteria and has the appropriate qualifications for Director of the Company.

Moreover, this proposal has been considered by the Audit and Supervisory Committee based on the consideration of the Nomination and Remuneration Advisory Committee, and no particular comments were made.

Nominee No.	Name (Date of birth)	Biography, title and position in the Company (Status on major concurrent holding of positions)		No. of Company shares held
Re-nominated 1.	Toshihiro Kuriyama (April 25, 1957)	Apr. 1980	Joined ALPS ELECTRIC CO., LTD. (currently ALPS ALPINE CO., LTD.)	16,980
		June 2004	Director
		Apr. 2007	General Manager, Business Development Headquarters
		Apr. 2009	General Manager, Engineering Headquarters Engineering & Quality Management Executive
		Oct. 2009	Officer in charge of Component Products Business, MMP Division
		June 2011	Managing Director
		Apr. 2012	General Manager, Engineering Headquarters
		June 2012	President, Chairman of the Board of Director
		Jan. 2019	Representative Director, President & CEO, ALPS COO (incumbent)
[Reasons for nomination as candidate for Director (excluding Director who is a Member of Audit and Supervisory Committee)]

Mr. Toshihiro Kuriyama has properly performed his roles as a Director including making important managerial decisions and supervising the conduct of business. In addition, as a representative Director of the Company, Mr. Kuriyama has exercised leadership including contributing to further reinforcement of the Company’s business and improving profitability.
Based on this, the Company has determined that Mr. Kuriyama is an appropriate person to achieve sustainable growth and medium- to long-term increase in corporate value of the Company and nominates Mr. Kuriyama as a candidate for reelection as a Director.

Nominee No.	Name (Date of birth)	Biography, title and position in the Company (Status on major concurrent holding of positions)		No. of Company shares held
Re-nominated 2.	Nobuhiko Komeya (September 20, 1955)	Apr. 1981	Joined ALPS ELECTRIC CO., LTD. (currently ALPS ALPINE CO., LTD.)	8,040
		Mar. 2000	Director & President, ALPS ELECTRIC (UK) LIMITED
		June 2004	Director, ALPS ELECTRIC CO., LTD.
		June 2009	Managing Director, in charge of Material Control, MMP Division
		June 2012	Senior Managing Director, General Manager, Administration Headquarters
		June 2015	Senior Managing Director, Alpine Electronics, Inc.
Head of Administration (of Alpine Electronics)
		June 2016	President (incumbent)
		Jan. 2019	Representative Director, Senior Executive Vice President, ALPINE COO (incumbent)
(Status on major concurrent holding of positions)
President, Alpine Electronics, Inc.
[Reasons for nomination as candidate for Director (excluding Director who is a Member of Audit and Supervisory Committee)]

Mr. Nobuhiko Komeya has properly performed his roles as a Director including making important managerial decisions and supervising the conduct of business. In addition, as a representative Director of the Company, Mr. Komeya has exercised leadership, including strengthening the business base through the creation of new automotive infotainment businesses.
Based on this, the Company has determined that Mr. Komeya is an appropriate person to achieve sustainable growth and medium- to long-term increase in corporate value of the Company and nominates Mr. Komeya as a candidate for reelection as a Director.

Nominee No.	Name (Date of birth)	Biography, title and position in the Company (Status on major concurrent holding of positions)		No. of Company shares held
Re-nominated 3.	Takashi Kimoto (October 1, 1958)	Apr. 1981	Joined ALPS ELECTRIC CO., LTD. (currently ALPS ALPINE CO., LTD.)	22,632
		June 2008	Director
		Apr. 2009	General Manager, Automotive Division
		Apr. 2010	European and American Business Executive
		Apr. 2012	General Manager, Sales & Marketing Headquarters
		June 2012	Managing Director
		June 2016	Senior Managing Director
		Jan. 2019	Director, Executive Vice President and CSO, ALPS-Sales & Marketing
		Apr. 2019	Director, Executive Vice President and CSO, ALPS-Electronic Components Sales & Marketing (incumbent)
[Reasons for nomination as candidate for Director (excluding Director who is a Member of Audit and Supervisory Committee)]

Mr. Takashi Kimoto has properly performed his roles as a Director including making important managerial decisions and supervising the conduct of business. In addition, as an Executive Vice President of the Company, Mr. Kimoto has exercised leadership including overseeing matters relating to sales and formulating and executing marketing strategies globally.
Based on this, the Company has determined that Mr. Kimoto is an appropriate person to achieve sustainable growth and medium- to long-term increase in corporate value of the Company and nominates Mr. Kimoto as a candidate for reelection as a Director.

Nominee No.	Name (Date of birth)	Biography, title and position in the Company (Status on major concurrent holding of positions)		No. of Company shares held
Re-nominated 4.	Koichi Endo (April 17, 1961)	Apr. 1986	Joined Alpine Electronics, Inc.	4,000
		June 2010	Director Head of Product Development
		June 2015	Deputy Head of Engineering & Development
		Jan. 2016	Head of Advanced Development
		June 2016	Managing Director (incumbent) Head of Engineering & Development
		Jan. 2019	Director, Senior Vice President, Deputy CTO, ALPINE Research & Development and ALPINE Engineering (incumbent)
(Status on major concurrent holding of positions) Director, NEUSOFT CORPORATION Chairman, ALPINE ELECTRONICS OF SILICON VALLEY, INC.
[Reasons for nomination as candidate for Director (excluding Director who is a Member of Audit and Supervisory Committee)]

Mr. Koichi Endo has properly performed his roles as a Director including making important managerial decisions and supervising the conduct of business.
Mr. Endo oversees engineering and development matters in the automotive infotainment business as a Senior Vice President of the Company and has exercised leadership including bolstering research and development in order to create innovation as well as in formulating and executing technological strategies.
Based on this, the Company has determined that Mr. Endo is an appropriate person to achieve sustainable growth and medium- to long-term increase in corporate value of the Company and nominates Mr. Endo as a candidate for reelection as a Director.

Nominee No.	Name (Date of birth)	Biography, title and position in the Company (Status on major concurrent holding of positions)		No. of Company shares held
Re- nominated Outside 5.	Satoshi Kinoshita (October 17, 1963)	Apr. 1988	Joined Toshiba Tungaloy Co., Ltd. (currently Tungaloy Corporation)	0
		May 2005	General Manager, Materials Development Dept., Engineering Headquarters, Tungaloy Corporation
		May 2011	Executive Officer and General Manager, Engineering Headquarters, and General Manager, Cutting Tools Development Dept., Engineering Headquarters
		Mar. 2014	President and CEO (incumbent)
		June 2018	Director and Audit and Supervisory Committee Member, Alpine Electronics, Inc. (Resigned in December 2018)
		Jan. 2019	Outside Director (of ALPS ALPINE CO., LTD.) (incumbent)
[Reasons for nomination as candidate for Outside Director (excluding Director who is a Member of Audit and Supervisory Committee)]

Mr. Satoshi Kinoshita, as President and CEO of Tungaloy Corporation, which is a part of the IMC Group, which is the second largest cemented carbide tools group in the world, has gained extensive experience and wide-ranging knowledge through his work in domestic and overseas group corporate management. Said company has expanded its business globally, including through trading with major automobile manufacturers, and in addition, has produced superior material technology for the creation of innovative industrial products.
Based on this, the Company has determined that Mr. Kinoshita is an appropriate person to achieve sustainable growth and medium- to long-term increase in corporate value of the Company and nominates Mr. Kinoshita as a candidate for reelection as an Outside Director.

Nominee No.	Name (Date of birth)	Biography, title and position in the Company (Status on major concurrent holding of positions)		No. of Company shares held
Newly-nominated 6.	Yasuo Sasao (February 10, 1959)	Apr. 1983	Joined ALPS ELECTRIC CO., LTD. (currently ALPS ALPINE CO., LTD.)	11,700
		Jan. 2009	Deputy General Manager, Component Products Business Division
		Apr. 2009	Deputy Officer in charge of Component Products Business, MMP Division
		June 2010	Director
		Apr. 2012	General Manager, Component, Engineering Headquarters
		Apr. 2013	Officer in charge of Component Business and Deputy General Manager, Engineering Headquarters
		June 2014	Officer in charge of Component Business and General Manager, Engineering Headquarters
		June 2015	Managing Director
		June 2018	Managing Director, Officer in charge of New Component Business and General Manager, Engineering Headquarters
		Jan. 2019	Senior Vice President, CTO, ALPS- New Components and ALPS- Engineering (incumbent)
[Reasons for nomination as candidate for Director (excluding Director who is a Member of Audit and Supervisory Committee)]

Mr. Yasuo Sasao oversees technology and development matters as Managing Director of ALPS ELECTRIC CO., LTD. and Senior Vice President of the Company and has exercised leadership including promoting and integrating technology and formulating and executing development strategies globally. He therefore has properly performed his roles as a Director including making important managerial decisions and supervising the conduct of business.
Based on this, the Company has determined that Mr. Sasao is an appropriate person to achieve sustainable growth and medium- to long-term increase in corporate value of the Company and newly nominates Mr. Sasao as a candidate for election as a Director.

Notes:	1	There is no special interest between any of the candidates and the Company.
	2.
Mr. Satoshi Kinoshita is a candidate for Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act. In addition, if the election of Mr. Kinoshita is approved, the Company plans to continue to register him as an independent officer who satisfies the requirements of the Tokyo Stock Exchange.

	3.	The term of office for Mr. Satoshi Kinoshita as an Outside Director will have been approximately six months at the conclusion of this General Meeting of Shareholders.

4.
If the election of Mr. Satoshi Kinoshita is approved, the Company plans to maintain a limited liability agreement with him that limits liability for damage specified in Article 423, Paragraph 1 of the Companies Act, pursuant to Article 427, Paragraph 1 of the Companies Act, and Article 29, Paragraph 2 of the Articles of Incorporation of the Company. The maximum amount of liability under the agreements will be the liability amount stipulated by laws and regulations.

5.
Tungaloy Corporation, with which Mr. Satoshi Kinoshita was affiliated as indicated in his biography, has trading relationships, such as sales, with the Company and its consolidated subsidiaries. However, the amount of the annual transactions with each company is less than 1% of the consolidated net sales for the most recent fiscal year of the Company, its consolidated subsidiaries or the other party, and consequently, the amounts do not constitute large amounts under the Company’s independence criteria and the Company determined that adequate independence is maintained.

Proposal 3	Election of One (1) Director who is a Member of Audit and Supervisory Committee

At the close of this General Meeting of Shareholders, Ms. Satoko Hasegawa, a Director who is a Member of Audit and Supervisory Committee will resign. Accordingly, the Company requests new election of one Director who is a Member of Audit and Supervisory Committee.

The candidate for Director who is a Member of Audit and Supervisory Committee is as follows. In addition, the Company determines the candidate in accordance with the “ALPS ALPINE CO., LTD. Criteria for Election of Directors” described on pages 20 to 21 after receiving the opinion and advice of the Nomination and Remuneration Advisory Committee. In our assessment, the candidate meets these criteria and has the appropriate qualifications for Director of the Company.

In addition, prior agreement of the Audit and Supervisory Committee has been obtained regarding the submission of this proposal. Moreover, this proposal has been considered by the Audit and Supervisory Committee based on the consideration of the Nomination and Remuneration Advisory Committee, and no particular comments were made.

	Name (Date of birth)	Biography, title and position in the Company (Status on major concurrent holding of positions)		No. of Company shares held
Newly-nominated Outside	Yuko Gomi (March 28, 1972)	Apr. 1999	Registered as an attorney Joined T. Kunihiro Law Office (currently T. Kunihiro & Co. Attorneys-at-Law)	0
		Jan. 2012	Appointed as Partner (incumbent)
		July 2012	Councilor, The Foundation for the Promotion of Industrial Science (incumbent)
		July 2013	Member of Information Security Advisory Board, Japan Coast Guard (incumbent)
		Sept. 2013	Legal Advisor to the Legal Compliance Office, General Affairs Division, Minister’s Secretariat, Cabinet Office (Part time, incumbent)
		June 2018	Outside Corporate Auditor, NIPPON GAS CO., LTD (incumbent)
		May 2019	Outside Audit and Supervisory Board Member, Lawson, Inc. (incumbent)
(Status on major concurrent holding of positions)
Outside Corporate Auditor, NIPPON GAS CO., LTD
Outside Audit and Supervisory Board Member, Lawson, Inc.
[Reasons for nomination as candidate for Outside Director who is a Member of Audit and Supervisory Committee]

Ms. Yuko Gomi has specialist knowledge and wide-ranging know-how from her many years of involvement in legal affairs as an attorney, her positions as an expert committee member of government agencies, as well as her tenure as an outside officer of other companies.
The Company determined that, with her wide-ranging know-how from her experiences, Ms. Gomi will play a major role in improving the corporate governance of the Group and she is an appropriate person for participating in the Company’s management within the Board of Directors and performing audit operations while pursuing the continued sound development and growth of the Company, and newly nominates Ms. Gomi as a candidate for election as an Outside Director who is a Member of Audit and Supervisory Committee.

Notes:	1.	There is no special interest between the candidate and the Company.
2.
Ms. Yuko Gomi is a candidate for Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act. In addition, if the election of Ms. Gomi is approved, the Company plans to register her as an independent officer who satisfies the requirements of the Tokyo Stock Exchange.

3.
If the election of Ms. Yuko Gomi is approved, the Company plans to enter into a limited liability agreement with her that limits liability for damage specified in Article 423, Paragraph 1 of the Companies Act, pursuant to Article 427, Paragraph 1 of the Companies Act, and Article 29, Paragraph 2 of the Articles of Incorporation of the Company. The maximum amount of liability under the agreement is the liability amount stipulated by laws and regulations.

4.
T. Kunihiro & Co. Attorneys-at-Law, NIPPON GAS CO., LTD., and Lawson, Inc. with which Ms. Yuko Gomi is affiliated as indicated in her biography, do not have relationships, such as in the provision of legal services, sales or purchase of products, with the Company and its consolidated subsidiaries, and the Company has determined that adequate independence is maintained.

5.
Note that while Ms. Yuko Gomi has not been involved with corporate management other than as an Outside Officer, for the reasons described above, the Company has determined that Ms. Gomi is able to properly perform duties as an Outside Director who is a Member of Audit and Supervisory Committee of the Company.

Proposal 4	Determination of Compensation of Directors (excluding Outside Directors and Directors who are Members of Audit and Supervisory Committee) for Granting Restricted Shares

The amount of compensation paid to the Company’s Directors (excluding Directors who are Members of Audit and Supervisory Committee) of no more than 700 million yen annually (including a maximum of 10 million yen per director in annual compensation paid to Outside Directors; this amount does not include employee salaries paid to Directors who concurrently hold positions as employees) was approved at the 83rd Ordinary General Meeting of Shareholders of ALPS ELECTRIC CO., LTD. held on June 23, 2016. Stock-based compensation in the form of stock options using subscription rights to stocks within those amounts was also approved.

As part of a review of the officers’ compensation plan, the Company proposes to grant restricted shares to the Company’s Directors (excluding Outside Directors and Directors who are Members of Audit and Supervisory Committee, hereinafter referred to as “Eligible Directors”) for further promoting shared value between the Eligible Directors and shareholders, as well as for providing an incentive for the continuous improvement of the Company’s corporate value. In this proposal, the Company requests approval to newly pay compensation for granting restricted shares to the Eligible Directors within the limits of the aforementioned compensation.

Note that once the proposal has been approved by shareholders, the Company plans to abolish the existing stock-based compensation stock options plan (except for those already granted) and will not grant stock options as compensation in the future.

Based on this proposal, the compensation paid to Eligible Directors for granting restricted shares will be monetary claims (hereinafter referred to as “monetary compensation claims”). The Company requests that the specific timing and allocation of payment to each of the Eligible Directors of the Company be left to the discretion of the Board of Directors.

The Company currently has six Directors (excluding Directors who are Members of Audit and Supervisory Committee) (including one Outside Director). If the Proposal 2 “Election of Six (6) Directors (excluding Directors who are Members of Audit and Supervisory Committee)” is approved as proposed, the number of Directors (excluding Directors who are Members of Audit and Supervisory Committee) shall be six (including one Outside Director) and the number of the Eligible Director shall be five.

Based on the resolution of the Board of Directors of the Company, the Eligible Directors shall pay all of the monetary compensation claims paid to them under this proposal in the form of property contributed in-kind, and shall, in return, receive ordinary shares of the Company that shall be issued or disposed of by the Company. The total number of the Company’s ordinary shares issued or disposed of in this respect shall be up to 200,000 a year, as with conventional stock-based compensation stock options (provided, however, that if there is a share split of the Company’s ordinary shares (including allotment of ordinary shares without fee) or a share consolidation effective on or after the day on which this proposal is approved, or if any other reasons arise that require adjustment of the total number of ordinary shares of the Company to be issued or disposed of as restricted shares, the total number of shares shall be adjusted on a reasonable basis as required).

The amount to be paid in per share shall be determined by the Company’s Board of Directors based on the closing price of the Company’s ordinary shares on the Tokyo Stock Exchange on the business day directly prior to the day of the resolution of the Board of Directors concerning the issuance or disposal of the ordinary shares of the Company as restricted shares (if no trading was conducted on said date, it shall be the closing price of the most recent preceding trading date; fractions of less than 1 yen will be rounded up), and as an amount within the extent that it will not be particularly advantageous to Eligible Directors who subscribe to the Company’s ordinary shares. In addition, upon issuance or disposal of the Company’s ordinary shares as a result of the above, an agreement on the allotment of restricted shares (hereinafter referred to as the “Allotment Agreement”), whose summary of therein contained details is set forth below, shall be entered into between the Company and the Eligible Directors.

The restricted shares that will be newly granted in accordance with this proposal are intended to serve as long-term incentive compensation with a long term transfer restriction period of 40 years, as stated in (1) below, during which restrictions on transfer, in essence, shall not be lifted until the Eligible Director retires.

(1)
Transfer Restriction Period

Eligible Directors shall not transfer, create a security interest on or otherwise dispose of the ordinary shares of the Company that are allocated under the Allotment Agreement (hereinafter referred to as the “Allotted Shares”) for 40 years from the date of allocation under the Allotment Agreement (hereinafter referred to as the “Transfer Restriction Period”) (hereinafter referred to as the “Transfer Restrictions”).

(2)
Reasons for acquisition of Allotted Shares without contribution

If an Eligible Director resigns or retires from the position of Director (excluding Directors who are Members of Audit and Supervisory Committee) or corporate officer of the Company before the expiration of the Transfer Restriction Period, other than for reasons of the expiry of the  term of office, death or any other reason the Company’s Board of Directors deems justifiable with respect to that resignation or retirement, the Company shall, by rights, acquire the Allotted Shares without contribution.

(3)
Lifting of the Transfer Restrictions

Notwithstanding the provision of (1) above, on condition that an Eligible Director has remained continuously as a Director (except for Directors who are Members of Audit and Supervisory Committee) or a Corporate Officer of the Company during the Transfer Restriction Period, the Company shall lift the Transfer Restrictions on all of the Allotted Shares upon the expiry of the Transfer Restriction Period. However, if the Eligible Director resigns or retires from any position as specified in (2) above before the expiry of the Transfer Restriction Period, due to the expiration of the term of office, death or other justifiable reason as specified in (2) above, the number of Allotted Shares subject to lifting of the Transfer Restrictions and the timing to lift the Transfer Restrictions shall be adjusted on a reasonable basis as required. Note that the Company shall acquire, by rights without contribution, the Allotted Shares held by the Eligible Director for which the Transfer Restrictions have not been lifted at the time directly after the expiry of the Transfer Restriction Period or the time directly after the lifting of the Transfer Restriction in accordance with the provisions stated above.

(4)
Treatment in relation to business reorganizations, etc.

Notwithstanding the provisions of (1) above, if, during the Transfer Restriction Period, a merger agreement which results in the dissolution of the Company, a share exchange agreement through which the Company becomes a wholly-owned subsidiary, a share transfer plan or any other matters concerning a reorganization, etc. is approved at the General Meeting of Shareholders of the Company (or at the Board of Directors of the Company if approval by the General Meeting of Shareholders of the Company is not required for such reorganization, etc.), the Transfer Restrictions shall be lifted by resolution of the Board of Directors for a number of Allotted Shares reasonably determined based on the period from the start of the Transfer Restriction Period to the date of approval of the such reorganization, etc. prior to the effective date of the reorganization. In addition, the Company shall, by rights without contribution, acquire the Allotted Shares for which the Transfer Restrictions have not yet been lifted immediately after the Transfer Restrictions are lifted in accordance with the aforementioned provisions.

(5)	Other matters Other matters relating to the Allotment Agreement shall be determined by the Board of Directors of the Company.

Reference:
Note that conditional upon this proposal being approved, aside from the Eligible Directors, the Company plans to institute, by resolution of the Board of Directors, payment of restricted share-based compensation, which would be similar to the one for the Eligible Directors, for Corporate Officers who do not concurrently serve as Directors of the Company. Therefore, the Company plans to abolish the existing stock- based compensation stock options plan for Corporate Officers who do not concurrently serve as Directors of the Company as well (except for those already granted) and will not grant stock-based compensation stock options in the future.

Proposal 5	Revision of Compensation of Directors who are Members of Audit and Supervisory Committee

The maximum amount of compensation paid in a single business year to Directors who are Members of Audit and Supervisory Committee of no more than 80 million yen annually was approved at the 83rd Ordinary General Meeting of Shareholders of ALPS ELECTRIC CO., LTD. held on June 23, 2016. This framework has remained in place to the present.

On January 1, 2019, Alps Electric CO., LTD. and Alpine Electronics, Inc. integrated their businesses. After a transition to an operating holding company structure and in-house company system, the Company was relaunched as ALPS ALPINE CO., LTD. In line with this, in consideration of an increase in the number of Audit and Supervisory Committee members and future increases in staff numbers to strengthen its audit and supervisory functions, such as increasing the number of Outside Directors, etc., the Company proposes to revise the amount of monetary compensation to Directors who are Members of Audit and Supervisory Committee to the amount of no more than 120 million yen annually.

The current number of Directors who are Members of Audit and Supervisory Committee is six (including four Outside Directors). If the Proposal 3 “Election of One (1) Director who is a Member of Audit and Supervisory Committee” is approved as proposed, there will be no change after the General Meeting of Shareholders.

(Reference) ALPS ALPINE CO., LTD. Criteria for Election of Directors

<Provisions Common to Inside and Outside Directors>
1.	The candidate has objective determination capabilities regarding management and has outstanding managerial judgment capabilities, foresight, and discernment.
2.	The candidate has a strong respect for the law.
3.	The candidate has an outstanding reputation and character, and a strong sense of morals.
4.	The candidate is free of any health constraints that would impede the performance of duties.

<Provisions Relating to Outside Directors>
1.	The candidate has practical experience as a corporate manager or has experience and broad-ranging knowledge in specialized fields necessary for performing management supervisory functions.
2.	The candidate is able to secure adequate time to perform duties as a Director.
3.	The candidate satisfies the independence conditions concerning an independent Outside Director in light of the Independence Criteria set forth below.

<Outside Director Independence Criteria>
In the case where an Outside Director of the Company does not fall under any of the following criteria, the Company shall determine that the Director is independent and shall consider the Director to be an independent Outside Director.
1.	The Director was previously employed by the Company or its consolidated subsidiary (the “Company Group”) (see note 1).
2.	The Director is a major shareholder (see note 2).
3.
The Director is engaged in the execution of business for a major business partner (see note 3) of the Company Group or engaged in the execution of business for a major lender (see note 4) of the Company Group.

4.	The Director is a certified public accountant affiliated with an accounting firm that is an accounting auditor of the Company Group.
5.
The Director is a specialist such as a consultant, attorney, judicial scrivener, tax accountant, or patent attorney who receives large amounts of money (see note 5) or other property from the Company Group.

6.	The Director has received large amounts of donations from the Company Group (see note 6).
7.	The Director is engaged in the execution of business for another company that has a reciprocal employment relationship of an Outside Director (see note 7).
8.	The Director has a close relative (see note 8) who falls under any of 1 to 7 above.
9.	The Director fell under any of 2 to 8 above within the past three years.
10.	Notwithstanding the preceding items, the Company determines that there are special circumstances that give rise to a special relationship with the Company.

Note 1:
A person who is currently an executive Director or in a similar position or an employee (a “Person Engaged in the Execution of Business”) or a Person Engaged in the Execution of Business who has ever been employed by the Company Group in the past.

Note 2:
A major shareholder is a shareholder who holds 5% or more of the Company’s voting rights in his or her own name or in the name of a nominee at the end of the Company’s most recent business year. In the case where a major shareholder is a corporation, association, or other organization, a Person Engaged in the Execution of Business affiliated with such organization.

Note 3:
A major business partner is a buyer or a supplier of the Company Group in the case where the annual transaction amount exceeds 2% of the Company’s or the other party’s consolidated net sales at the end of the Company’s most recent business year.

Note 4:
A major lender is a financial institution from which the Company Group has borrowed money in the case where the balance of loans outstanding exceeds 2% of the Company’s consolidated total assets or the financial institution’s consolidated total assets at the end of the Company’s most recent business year.

Note 5:	A large amount means the following according to the participation in the provision of services by the specialist.
(1)
In the case where the relevant specialist provides services to the Company Group as an individual, consideration received from the Company Group (excluding Director compensation) in excess of 10 million yen annually constitutes a large amount.

(2)
In the case where the relevant specialist is affiliated with a corporation, association, or other organization that provides services to the Company Group, when the total amount of consideration received by that organization from the Company Group exceeds 2% of that organization’s annual income, this constitutes a large amount; provided, however, that even if the amount of consideration does not exceed 2%, if the amount received by the organization as consideration for the provision of services in which the relevant specialist is directly involved exceeds 10 million yen annually, this constitutes a large amount.

Note 6:
A person who receives donations in excess of 10 million yen annually from the Company Group (in the case of a corporation, association, or other organization, a person affiliated with such organization who is directly involved in research or other activities relating to those donations).

Note 7:
The situation where a Person Engaged in the Execution of Business for the Company Group who is an Outside Director of another company and a Person Engaged in the Execution of Business for that other company is an Outside Director of the Company.

Note 8:	A close relative means a spouse or a relative within two degrees of consanguinity.

(Reference) The Corporate Governance Policy of ALPS ALPINE CO., LTD.

The Company, in addition to fulfilling its responsibilities to stakeholders, including shareholders, customers, employees, and the local community, implements effective corporate governance with the objectives of sustainable growth and medium- to long-term improvement in the corporate value of the Company.
This Policy has been prescribed by the Board of Directors, who shall conduct ongoing and regular revisions, and efforts shall be made to enhance and evolve corporate governance for the improvement of corporate value.

Chapter I          General Provisions

(Basic Views on Corporate Governance)
The Group defines corporate governance as the “establishment and operation of frameworks for realizing efficient and appropriate decision-making and execution of business affairs by senior management, prompt reporting of outcomes to stakeholders, and sound, efficient and transparent business administration, for the purpose of heightening corporate value.” Its basic approach, placing importance on maximizing benefits for shareholders and all other stakeholders, is to maximize corporate value and deliver benefits directly or indirectly to stakeholders in a balanced way, satisfying their respective interests.

Chapter II          Securing the Rights and Equal Treatment of Shareholders

Seeking sustainable growth and the creation of medium- to long-term corporate value, the Company has developed its philosophy of “ALPS ALPINE creates new value that satisfies stakeholders and is friendly to the Earth” and its five statements of the ALPS ALPINE Business Approach to realize this philosophy and pursue integrated efforts of business activities and CSR activities. At the same time, the Company creates an environment to secure substantial rights of all shareholders, for example by providing appropriate information through various communication efforts, so that they can exercise their rights smoothly.

1.	General Meetings of Shareholders
Based on the recognition that General Meetings of Shareholders are an opportunity for constructive dialogue with shareholders, the Company positions General Meetings of Shareholders as its highest decision-making body and thinks that intentions of all shareholders must be reflected appropriately in the meetings. In order to support the activation of General Meetings of Shareholders and the smooth exercise of voting rights, the Company has implemented various efforts to improve the environment relating to the exercise of shareholders rights. These efforts have been published in the “Corporate Governance Report” on the Company’s website, etc.
In addition, the Company confirms the intentions of all shareholders, analyzes factors of approval and disapproval after the close of General Meetings of Shareholders based on the disclosed voting results of institutional investors and discusses those factors at the Board of Directors meeting to reflect the results in subsequent dialogues. The result of approval or disapproval is disclosed in the Extraordinary Report and on the Company’s website.

2.	Securing the Equal Treatment of Shareholders
The Company protects shareholder rights and encourages the exercise of the rights, while making efforts to secure effective equality for all shareholders.
For rights granted to minority shareholders under the Companies Act including the right to seek an injunction against illegal activities or the right to file a shareholder lawsuit, the Company has established a method of exercising shareholder rights in the rules for handling shares and built the structure that ensures that the exercise of rights is conducted smoothly and is not impeded, for example by making these rules available on its website.

1)
As well as providing appropriate information as needed to ensure that shareholders can make appropriate decisions at General Meetings of Shareholders, the Company discloses proposals for the General Meeting of Shareholders on its website, the Tokyo Stock Exchange website and the electronic voting rights exercise platform for institutional investors immediately after they are resolved by the Board of Directors.

2)
The Company issues a Notice of Convocation at least three weeks before the date of the General Meeting of Shareholders, which is earlier than the statutory deadline, as well as publishing its Notice of Convocation electronically more than one month prior to the General Meeting date via TDnet or its website, so that shareholders can have sufficient time to fully consider proposals to be submitted at the General Meeting of Shareholders.

3)
Based on the recognition that General Meetings of Shareholders are an opportunity for constructive dialogue with shareholders, every year, the Company holds its General Meeting of Shareholders well in advance of the day on which many other companies are expected to hold their General Meetings of Shareholders, so that more shareholders can attend the meeting.

4)
In light of the high proportion of overseas institutional investors, the Company uses a system that facilitates the exercise of voting rights from abroad and provides information in English for overseas institutional investors. Specifically, its measures include allowing the exercise of voting rights via the Internet, introducing the electronic voting rights exercise platform for institutional investors operated by ICJ, Inc. and placing the English version of Notices of Convocation on its website and the Tokyo Stock Exchange’s website.

5)
If an institutional investor who holds shares registered in street name asks in advance to attend the General Meeting of Shareholders and exercise voting rights, the Company determines how it responds to their attendance at the General Meeting according to its basic policy.

3.	Capital Policy
Through the business integration of Alps Electric CO., LTD. and Alpine Electronics, Inc. the Company aims to keep contributing to people’s lives in the areas of electronics and communication by focusing on the electronic components and automotive infotainment segments amid market innovation brought about by the fourth industrial revolution. After securing a sound financial base, it aims to significantly transform itself into a sustainable value creating corporate group with net sales of one trillion yen. It believes it is important to pursue the maximization and sustainable increase of corporate value by investing in sustainable growth and improving capital efficiency. Based on this, the Company reviews the appropriate capital level against medium- and long-term growth strategies in a timely manner, taking into account the following points:
1)	Maintain the financial position that can withstand rapid changes in the business environment and any unforeseen economic crisis in the future
2)	Maintain a rating necessary to engage in business worldwide
3)	Secure capital necessary to sustain the medium- to long-term growth
The Company’s basic dividend policy is to determine dividends based on consolidated financial results for the electronic components and automotive infotainment segments in consideration of a balance among three elements: returns to shareholders; funds for R&D and capital investment to support business expansion and enhanced competitiveness; and internal reserves. Under this policy, the Company determines dividends, comprehensively taking into account business performance, financial position, shareholders’ expectations for dividends, and other factors. In addition to this basic policy, to achieve agile business management that is adaptable to changes in economic conditions and implement the financial policy that contributes to an increase of shareholder value, the Company is committed to proactive shareholder return initiatives such as purchasing treasury shares according to the degree of available surplus capital and financial capability and will disclose these on a timely basis.

4.	Cross-Shareholdings
The Company holds shares for purposes other than investment if it deems that a holding will facilitate its financial activities and if it deems that a holding is necessary for the implementation of its business strategy. The Company will keep cross-shareholdings to a necessary minimum to take account of benefits, capital costs and risk management. Other than these minimum amounts, the Company’s policy is to reduce cross-shareholdings as it deems the timing to be appropriate. Decisions on the maintenance of holdings or their sale are verified at the Board of Directors every year, based on evaluation criteria for each stock such as the objective of the holding, medium- and long-term prospects, and economic rationale. The Company exercises the voting rights as to cross-shareholdings after considering the content of the proposal and determining whether the exercise will lead to an increase in the value of stock of the company with which the Company has cross-shareholdings as well as in the Company’s corporate value in the medium- to long-term.

5.	Related Party Transactions
The Company stipulates in the bylaws for the Board of Directors that when the Company or its related company has transactions with a Director or a company virtually controlled by a Director, approval of the Board of Directors for the transaction is required. For other related party transactions, it is also stipulated in the bylaws for the Board of Directors that approval of the Board of Directors is required for any transaction that is worth a large amount or that has a considerable impact on the company’s management and credibility. In addition, the Company has established a system for the proper control of transactions through its internal guidelines, “Regulations for Related Parties,” to ensure that a transaction is reasonable (business necessity) and that the conditions for a transaction are appropriate.

Chapter III          Appropriate Cooperation with Stakeholders

The Company thinks that appropriate cooperation with a variety of stakeholders is necessary for a company’s sustainable growth and creation of medium- to long-term corporate value. With this in mind, the Company has developed the five statements of the ALPS ALPINE Business Approach, pursuing integrated efforts of business activities and CSR activities. The Board of Directors and the management take leadership to meet expectations of various stakeholders surrounding the Company.

1.
Corporate Philosophy as the Foundation of Corporate Value Creation over the Medium- to Long-Term
Under its philosophy of “ALPS ALPINE creates new value that satisfies stakeholders and is friendly to the Earth,” the Company promotes actions to improve medium- to long-term corporate value, embracing the ideal approach to monozukuri (encompassing all aspects of product creation), social responsibilities to fulfill and a consideration for other people, while managing the business with consideration to its various stakeholders. The Company has formulated the following five action guidelines to ensure that each employee always acts consciously:

1)	ALPS ALPINE people will realize new values through flexible thinking and bold actions.
2)	ALPS ALPINE people will preserve the natural environment and treat precious resources with great care.
3)	ALPS ALPINE people will meet customers’ expectations by making decisions quickly and implementing them speedily.
4)	ALPS ALPINE people will act fairly, working to adhere to world rules and to understand different cultures.
5)	ALPS ALPINE people will function as teams of professionals seeking to refine their specialist skills.

2.	Measures to Address Sustainability Issues
Within the Group’s rules of management, its core precepts represent the Founding Spirit and are positioned under its corporate philosophy as the starting point of its CSR approach. The Company believes it is important to contribute to the creation of a sustainable society through its five statements of the ALPS ALPINE Business Approach. The Company specifically recognizes that it is a “Member of the Global Society” and treats environmental issues as a major management priority. To this end, it established an environmental charter in 1994. It has formulated a medium-term plan, with employees united in their commitment to environmental management initiatives, such as providing products that help reduce environmental impact and reducing environmental impact in Company’s business activities. In addition, the Company recognizes the importance of preventing emergencies and events which may have a potentially large impact on the business, such as natural disasters and accidents, and of taking appropriate action and quick recovery when they do occur. It therefore advances initiatives accordingly.
The Company discusses and promptly addresses issues related to sustainability, and these activities are mainly instigated by the Director in charge making CSR-related reports, on a regular basis, and incident-related reports, where appropriate, at the Board of Directors meetings.

3.	Ensuring Diversity
The Company believes its corporate power stems from the ability of its diverse workforce of varying nationalities, languages, cultures, customs and genders to interact freely with mutual respect and understanding and to develop into creative, independent-minded professionals.
The Company continues to actively hire women and has established the working environment through the introduction of the short-time working system and the enhancement of various paid leave programs. As a result of these efforts, the number of women who continue to work after specific life events has increased and their length of service has increased, so that the length of service among women is now at the same level as men. The Company will continue to take measures for encouragement of work-life balance, support for career development and others, promoting greater involvement of women.
In terms of other areas of diversity, the Company has for a long time diligently recruited foreign exchange students in Japan and new graduates from overseas, and they are currently active in a wide range of areas in the Company in Japan and abroad.

4.	Whistleblowing
Full-time Members of the Audit and Supervisory Committee, and Outside Members of the Audit and Supervisory Committee serve as the contact point for the Company’s Ethics Hotline system. The operation of the system is monitored by the Audit and Supervisory Committee in consideration of securing independence from the management. In operating the system, the Company strictly adheres to the Ethics Hotline regulations, which stipulate the protection of confidentiality of information on informants and the prohibition of disadvantageous treatment of them.

5.	Function as Owner of Corporate Pension Assets
Management of the corporate pension fund is implemented through a Representatives Committee, a Board of Directors and the Asset Management Committee. The members of the Representatives Committee, Board of Directors and the Asset Management Committee include people with fund management expertise, including those in charge of accounting or finance departments, or people with similar experience. The Asset Management Committee decides the operational policies of the corporate pension fund and confirms its operational status.
In addition, the corporate pension fund selects products in which to invest based on the perspective of long-term, stable earnings growth. After it has made an investment, the fund monitors the status of its investments on a monthly basis and ensures that they continue to adhere to the investment management guidelines. It takes appropriate measures to manage its investments, including receiving quarterly reports on its investments from the relevant investment management companies.

Chapter IV          Appropriate Information Disclosure

The Company discloses financial information for shareholders and investors, such as the financial position and business results, including earnings summaries, securities reports and timely disclosure information as required in accordance with laws and regulations. The Company maintains fair and transparent management through timely and appropriate information disclosure via the Company’s website and other means. The Company also endeavors to promote understanding of its business activities through a bulletin for shareholders issued twice a year which, besides reporting on business, introduces new products and technologies, etc. In addition to briefings on each earnings announcement for analysts, institutional investors and the press, and regular visits to Japanese and overseas investors by Directors, etc., the Company works to enhance the opportunities for direct dialogue through private briefings as well as plant tours (on occasion).
Non-financial information such as information on management strategies, management issues, risks and governance, as well as new product information and the latest news on the Company’s business activities are regularly disseminated via the website and annual reports.

Chapter V          Responsibilities of the Board

1.	Roles of the Board of Directors and Directors
As a decision-making body, the Board of Directors deliberates and makes decisions on important management- related matters, including basic management policies and medium- and short-term management plans, for sustainable growth and the enhancement of medium- and long-term corporate value. In order to improve management agility, execution of certain business activities is delegated to the Directors. Outside Directors, which account for more than one-third of all Directors, monitor and oversee the execution of these activities from an independent and objective perspective to safeguard the interests of shareholders. In addition, the Company appoints specialists in business management, legal affairs, finance, and accounting as Outside Directors to ensure the implementation of the Company’s business with diversity and effectiveness.
The Company operates a dual-company structure organized by function, with ALPS overseeing the electronic components segment and ALPINE overseeing the automotive infotainment segment. Under this system, Corporate Officers play an active and constructive role with responsibility for respective business areas within those companies. They are familiar with each business and exchange ideas with each other in making prompt and appropriate business decisions and carrying out their duties.

2.	Composition of the Board of Directors
To deliberate and determine the management policy and important managerial matters at the Board of Directors meeting and supervise each Director’s execution of duties effectively, the Company has appointed various persons with the ability and qualifications that are considered necessary as Director in accordance with the specified standards for appointment, which ranges from female directors to persons with business experience at overseas subsidiaries or experts in global business activities. In addition, the Company has appointed a lawyer with legal expertise, a certified public accountant with finance and accounting expertise, and persons with experience in business management as Members of Audit and Supervisory Committee who are independent Outside Directors.
In addition, in order to enhance its effectiveness, the Board of Directors analyses, evaluates and reports on the proposals of the Board of Directors, determining whether or not business duties are being properly carried out.

3.	Criteria for Election of Director Candidates
Criteria for election of Director candidates shall be prescribed in the Officer Regulations, and people who meet the following conditions may be elected as candidates.

<Provisions Common to Inside and Outside Directors>
1)	The candidate has objective determination capabilities regarding management and has outstanding managerial judgment capabilities, foresight, and discernment.
2)	The candidate has a strong respect for the law.
3)	The candidate has an outstanding reputation and character, and a strong sense of morals.
4)	The candidate is free of any health constraints that would impede the performance of duties.

<Provisions Relating to Outside Directors>
1)	The candidate has practical experience as a corporate manager or has experience and broad-ranging knowledge in specialized fields necessary for performing management supervisory functions.
2)	The candidate is able to secure adequate time to perform duties as a Director.
3)	The candidate satisfies the independence conditions concerning an independent Outside Director in light of the Company’s Outside Director Independence Criteria.

4.	Roles of Independent Outside Directors
Taking into consideration all stakeholders and focusing on ensuring legal compliance, the Company’s independent Outside Directors make efforts to proactively exchange information and provide advice at Board of Directors meetings, and strengthen management oversight through the appointment and dismissal of management and managing its compensation, through supervision over conflict of interests between the Company and management, controlling shareholders, etc., and by making other important decisions at Board of Directors meetings. While regularly visiting the Company’s business centers and carrying out information gathering, the independent Outside Directors exchange information and opinions regularly with other Directors and employees and exercises effective supervision.

5.	Decision on the Successor for the CEO
For the medium-term structure of the Board of Directors, the top management, including a successor for CEO, and the Director in charge of human resources hold discussions in a timely manner. Specific candidates for Director are determined at the Board of Directors. In addition, the Nomination and Remuneration Advisory Committee, which includes Outside Directors, will deliberate on the matter prior to the appointment of the CEO at the Board of Directors.

6.	Delegation to Management
In addition to those that are stipulated in laws and regulations and the Articles of Incorporation, matters requiring resolution of the Board of Directors as well as the management policy, medium-term and short-term business plans and other important matters regarding the business management are also judged and determined at a meeting of the Board of Directors in accordance with standards for items, amount, etc. The Company stipulates the standards for submission of matters and scope of matters delegated to each Director in the rules and bylaws for the Board of Directors. In addition, in order to speed up management decision-making and to improve agility, the Company is pushing forward with delegating decisions on business execution to Directors. The details of this are set forth in the internal rules.

7.	Roles and responsibilities of Audit and Supervisory Committee and Its Members
The Company’s of Audit and Supervisory Committee strives to make appropriate judgments from an objective standpoint, while acting independently from the Board of Directors under a system of six members, of which four are Outside Directors. A certified public accountant with accounting expertise, a lawyer with extensive legal expertise, four Outside Audit and Supervisory Committee Members with extensive business management experience, and inside Audit and Supervisory Committee Members familiar with the Company’s business mutually work on audits and collaborative initiatives with the Internal Audit Department and provide opinions to the management at the Board of Directors and other important meetings. In addition, the Company has assigned staff members who assist the Members of Audit and Supervisory Committee and has set up a department assisting the Audit and Supervisory Committee, and ensures independence of the staff from the Directors (excluding Directors who are Members of Audit and Supervisory Committee).

8.	Regarding Concurrent Directors
In the event of a Director concurrently serving as an officer of another listed company, limited to a reasonable range in which said Director will be able to ensure the necessary time and labor required to appropriately fulfill his or her roles and responsibilities as a Director of the Company, this shall be permitted upon the approval of the Board of Directors through the prescribed procedures, and important concurrent positions shall be disclosed in the Reference Document for the General Meeting of Shareholders, the Business Reports, etc., based on laws and regulations.

9.	Internal Controls
The Company has determined a basic policy of internal control as a corporate group at the Board of Directors meeting, and each responsible department such as the Legal Affairs, the Compliance, the Human Resources, the Corporate Accounting and the Information Systems establishes and implements a specific framework for internal controls under the basic policy.
For decisions on important measures and conclusion of contracts, the Legal Affairs Department confirms the legal compliance and appropriateness in advance under the direction and supervision of the Corporate Officer in charge of legal affairs. The Internal Audit Department coordinates internal controls as the company-wide secretariat for the effectiveness of internal controls to ensure the appropriateness of the financial statements. The company-wide risk management (crisis management) is implemented under the primary responsibility of the General Affairs Department. For supervision of internal controls and risk management structure, each responsible department performs audits of the department’s operations, and the Internal Audit Department, which is directly controlled by the President, provides supervision in the form of internal audits.

10.	Accounting Auditor
In order to ensure the reliability of information disclosures and responsibilities to shareholders and investors, mutual cooperation is being deepened by arranging sufficient audit time for the performance of high quality audits, and exchanging information as necessary with the Corporate Officer in charge of accounting, the Internal Audit Department, and Directors who are Members of Audit and Supervisory Committee.

11.	Evaluation of Board of Directors
An annual self-evaluation, etc., shall be conducted in regard to the effectiveness and appropriateness of the supervision of the management by the Board of Directors, as well as on the performance status of duties as a Director of the Company, and the results shall be reported to the Board of Directors after the performance of an evaluation and analysis by the Audit and Supervisory Committee, in particular the Outside Directors. The Board of Directors shall analyze and assess the effectiveness of the Board of Directors in general, based on the evaluation results, and shall disclose a summary of the results of such activities. For the summary of the evaluation results of the effectiveness of the Board of Directors of the Company for fiscal 2018, please refer to “Evaluation of the Effectiveness of the Board of Directors of ALPS ALPINE CO., LTD.” on page 30.

12.	Policy on Training for Directors
The Company provides opportunities for Directors and Members of Audit and Supervisory Committee to acquire and update necessary knowledge and skills so that they can fulfill their expected roles and duties. Specifically, the Company holds a training workshop for Directors covering topics taking into account the Company’s internal and external environments twice a year to acquire knowledge and exchange opinions.
Members of Audit and Supervisory Committee make efforts to collect and share information on the audits by joining related external organizations and other means, and attend seminars and training programs when needed. When an Outside Director takes office, the Company provides information concerning its business activities, management policies, and medium- and short-term business plans.

Chapter VI          Dialogue with Shareholders

The Company’s basic approach, placing importance on maximizing benefits for shareholders and all other stakeholders, is to maximize corporate value and deliver benefits directly or indirectly to stakeholders in a balanced way, satisfying their respective interests. Based on this approach, the Company puts emphasis on dialogue with shareholders on a regular basis. For example, the top management regularly visits domestic and overseas investors to explain the Company’s financial condition and exchange views.
The Company has established the system for collecting information promptly and exhaustively in-house and examines whether to disclose important corporate information and the content and period of such disclosure based on relevant regulations and rules of securities exchanges. For dialogue (management meetings) with shareholders, the Corporate Officer in charge of IR, top management and others engage in such dialogue according to the requests and interests of shareholders. The Company strives to promote opportunities for direct dialogue between the management and market participants or shareholders to foster positive and interactive dialogue.
Information obtained through dialogue with shareholders, etc., is periodically reported by the Corporate Officer in charge of IR to the top management and the Board of Directors.
In accordance with the rules for restrictions on insider trading, the Company strives to manage insider information, including appropriate dialogues (management meetings) with shareholders, and to prevent internal and external leakage of information in order to appropriately control insider information.
The Company identifies its shareholder ownership structure on the shareholder register using the shareholder register as of the ends of March and September every year. Information on the shareholder ownership structure is regularly reported at the Board of Directors and shared. In addition, the Company makes efforts to check on and identify “beneficial shareholders” through the share registrar. Information acquired here is used for domestic and overseas IR activities carried out several times a year, IR conferences, regular activities for gathering IR and CSR activities, and other activities.

(Reference) Evaluation of the Effectiveness of the Board of
Directors of ALPS ALPINE CO., LTD.

<Purpose and Intent>
The Company, in addition to fulfilling its responsibilities to stakeholders, including shareholders, customers, employees, and the local community, establishes the Corporate Governance Policy for implementing effective corporate governance with the objectives of sustainable growth and medium- to long-term improvement in its corporate value. Based on this, an evaluation on the effectiveness of the Board of Directors of ALPS ELECTRIC CO. LTD. in fiscal 2018 were carried out, with the objective of further improving the function of the Board of Directors. A report on this is provided below. In addition, an evaluation on the effectiveness of the Board of Directors of Alpine Electronics, Inc. in fiscal 2018 was also conducted, and the effectiveness of the Board of Directors, including its activities related to the business integration was confirmed.

<Summary of the Evaluation Results of the Effectiveness of the Board of Directors of the Company for fiscal 2018>

1.	Method of Analysis and Evaluation
A non-anonymous questionnaire survey regarding the structure, operation, and deliberations of the Board of Directors, communications among Directors, support systems, and a review of the processes related to the integration with Alpine Electronics, Inc., amongst other topics, was conducted of all members of the Board of Directors, and the Directors performed self-evaluations, as well as giving their impressions. The Audit and Supervisory Committee, including Outside Directors, and the Directors responsible for management analyzed the results, organized issues, and reported to the Board of Directors, which verified and deliberated on the results.

2.	Summary of Analysis and Evaluation Results
For the fiscal year 2018, Board of Directors has continued to make steady efforts to advance corporate governance since introducing Outside Directors in 2013. It has welcomed women and experienced business managers to Directorship positions for the first time; it has provided information and training to Outside Directors; it has undertaken serious discussion of important themes such as business integration; and has dealt with various business issues as appropriate.
On the other hand, with respect to securing more time for prior examination of materials by the Board of Directors, a more comprehensive discussion of medium- and long-term issues, and the construction and operation of an internal control system, specific opinions and suggestions for further improvement were received, and the Board of Directors verified and discussed them.

3.	Future Action
In response to these evaluation results and opinions, the Company will work on further improvement and reform under a new system after the integration of the business, and will implement effective corporate governance with the objectives of sustainable growth and medium- to long-term improvement in the corporate value of the Company.